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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2022

Commission File Number: 001-15102

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Embraer S.A.

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Avenida Dra. Ruth Cardoso, 8501,

30th floor (part), Pinheiros, São Paulo, SP, 05425-070, Brazil

(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Embraer S.A. Announces Early Results of Cash Tender Offer and Change in Maximum Tender Amount

São Paulo, February 25, 2022 – Embraer S.A. (“Embraer”) (NYSE: ERJ) informed the early results of the previously announced offer (the “Tender Offer”) to purchase for cash outstanding 5.150% senior unsecured notes due 2022 issued by Embraer (the “2022 Notes”) and senior unsecured guaranteed notes due 2023, issued by Embraer Overseas Limited and fully, unconditionally and irrevocably guaranteed by Embraer (the “2023 Notes” and, together with the 2022 Notes, the “Notes”), subject to certain terms and conditions set forth in the Offer to Purchase (as defined below).

Additionally, Embraer has amended the Maximum Tender Amount as follows: (i) for the 2022 Notes from an amount representing up to US$150,000,000 to up to US$59,927,604 in aggregate consideration and (ii) for the 2023 Notes from an amount representing up to US$150,000,000 to up to US$240,043,650 in aggregate consideration. Except for the change with respect to the Maximum Tender Amount, there are no other modifications being made with respect to the Tender Offer. The complete terms and conditions of the Tender Offer are set forth in the offer to purchase dated February 10, 2022, as amended with respect to the Maximum Tender Amount by this press release (the “Offer to Purchase”).

The following table sets forth certain information regarding each series of the Notes and the Tender Offer, including the aggregate principal amount of the Notes validly tendered (and not validly withdrawn) as of the Early Tender Date, according to D.F. King & Co., Inc., the tender agent and information agent for the Tender Offer (the “Tender Agent and Information Agent”):

Title of Security	CUSIP/ISIN	Aggregate Principal Amount Tendered	Aggregate Principal Amount Accepted for Purchase	Total Consideration(1)
5.150% Senior Unsecured Notes due 2022	29082AAA5 / US29082AAA51	US$59,217,000	US$59,217,000	US$1,012.00
5.696% Senior Unsecured Guaranteed Notes due 2023	Rule 144A: 29081YAD8 / US29081YAD85 Regulation S: G30376AB6 / USG30376AB69	US$228,613,000	US$228,613,000	US$1,050.00

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(1)	The amount to be paid for each US$1,000 principal amount of Notes validly tendered prior to the Early Tender Date and accepted for purchase. The Total Consideration includes an Early Tender Payment of US$30.00 for each US$1,000 principal amount of Notes. Does not include Accrued Interest (as defined in the Offer to Purchase), which will be paid in addition to the Total Consideration.

Withdrawal rights with respect to the Tender Offer expired at 5:00 p.m., New York City time, on February 24, 2022 (the “Early Tender Date”).

The Tender Offer will expire at 11:59 p.m., New York City time, on March 10, 2022, unless extended by Embraer. Since the aggregate principal amount of each series of Notes validly tendered (and not validly withdrawn) as of the Early Tender Date reached the Maximum Tender Amount, Embraer will not accept for purchase any Notes tendered after the Early Tender Date.

Pursuant to the terms of the Tender Offer, Embraer will pay for the early tendered Notes accepted for purchase on March 1, 2022.

Embraer reserves the absolute right to amend or terminate the Tender Offer in its sole discretion, subject to disclosure and other requirements under applicable law.

Embraer has engaged Banco Bradesco BBI S.A., Itau BBA USA Securities, Inc., Morgan Stanley & Co. LLC, Natixis Securities Americas LLC and Santander Investment Securities Inc. to act as the dealer managers (the “Dealer Managers”) in connection with the Tender Offer. Questions regarding the terms of the Tender Offer may be directed to Banco Bradesco BBI S.A. at +1 (646) 432-6642, Itau BBA USA Securities, Inc. at +1 (888) 770-4828 (toll free) or +1 (212) 710-6749 (collect), Morgan Stanley & Co. LLC at +1 (800) 624-1808 (toll free) or +1 (212) 761-1057 (collect), Natixis Securities Americas LLC at +1 (212) 891-6100 and Santander Investment Securities Inc. at +1 (855) 404-3636 (toll free) or +1 (212) 940-1442 (collect).

Disclaimer

None of Embraer, the Dealer Managers, the Tender and Information Agent, the trustee for the Notes or any of their respective affiliates is making any recommendation as to whether holders should or should not tender any Notes in response to the Tender Offer or expressing any opinion as to whether the terms of the Tender Offer are fair to any holder. Holders of the Notes must make their own decision as to whether to tender any of their Notes and, if so, the principal amount of Notes to tender. Please refer to the Offer to Purchase for a description of the offer terms, conditions, disclaimers and other information applicable to the Tender Offer.

This press release is for informational purposes only and does not constitute an offer to purchase or the solicitation of an offer to sell any securities. The Tender Offer is being made solely by means of the Offer to Purchase. Embraer is making the Tender Offer only in those jurisdictions where it is legal to do so. The Tender Offer is not being made to holders of the Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where the securities, blue sky or other laws require any tender offer to be made by a licensed broker or dealer, the Tender Offer will be deemed to be made on behalf of Embraer by the Dealer Managers or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

This press release may contain forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, including those related to the Tender Offer. Forward-looking information involves important risks and uncertainties that could significantly affect anticipated results in the future, and, accordingly, such results may differ from those expressed in any forward-looking statements.

Embraer S.A.

Antonio Carlos Garcia

Head of Investor Relations

+55 (11) 3040-6874

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 25, 2022

Embraer S.A.

By:	/s/ Antonio Carlos Garcia
	Name:	Antonio Carlos Garcia
	Title:	Executive Vice President of Finance and Investor Relations